UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Schedule 13G—Information to be included in statements filed pursuant to §240.13d–1(b),

(c), and (d) and amendments thereto filed pursuant to §240.13d–2.

Under the Securities Exchange Act of 1934

(Amendment No.     )

GREEKTOWN SUPERHOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

392485108

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No.: 778669101	Page 2 of 8

1.	Names of Reporting Persons. Jefferies High Yield Trading, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 12,494
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 12,494
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,494
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.2%
12.	Type of Reporting Person: BD

CUSIP No.: 392485108	Page 3 of 8

1.	Names of Reporting Persons. Jefferies High Yield Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 12,494
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 12,494
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,494
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.2%
12.	Type of Reporting Person: HC

CUSIP No.: 392485108	Page 4 of 8

1.	Names of Reporting Persons. Jefferies Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 12,494
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 12,494
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,494
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.2%
12.	Type of Reporting Person: HC

CUSIP No.: 392485108	Page 5 of 8

Item 1

(a)	Name of Issuer

Greektown Superholdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices

555 East Lafayette

Detroit, Michigan 48226

Item 2

(a)	Name of Person Filing

Jefferies High Yield Trading, LLC

Jefferies High Yield Holdings, LLC

Jefferies Group, Inc.

(b)	Address of Principal Business Office or, if None, Residence

Jefferies High Yield Trading, LLC

Jefferies High Yield Holdings, LLC

The Metro Center

One Station Place, Three North

Stamford, CT 06902

Jefferies Group, Inc.

520 Madison Ave.,

New York, New York 10022

(c)	Citizenship

Delaware

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

392485108

Item 3	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☒	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

CUSIP No.: 392485108	Page 6 of 8

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.80a-3);

(j)	☐	A non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership

Information with respect to this Item 4 is included in the cover pages which are hereby incorporated by reference into this Item 4.

(a)	Amount beneficially owned:

(b)	Percent of class:

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or direct the vote:

(iii)	Sole power to dispose or direct the disposition of:

(iv)	Shared power to dispose or direct the disposition of:

CUSIP No.: 392485108	Page 7 of 8

Item 5	Ownership of Five Percent or Less of a Class

Not applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8	Identification and Classification of Members of the Group

Not applicable

Item 9	Notice of Dissolution of Group

Not applicable

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

CUSIP No.: 392485108	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2013	Jefferies High Yield Trading, LLC

	By:	/s/ Roland T. Kelly
Roland T. Kelly
Title: Assistant Secretary

Dated: February 13, 2013	Jefferies High Yield Holdings, LLC

	By:	/s/ Roland T. Kelly
Roland T. Kelly
Title: Authorized Person

Dated: February 13, 2013	Jefferies Group, Inc.

By: /s/ Roland T. Kelly
Roland T. Kelly Assistant Secretary

Jefferies High Yield Trading, LLC, Jefferies High Yield Holdings, LLC, and Jefferies Group, Inc. agreed to jointly file this Schedule 13G.